Exhibit 99.2

20 December 2018

Midatech Pharma PLC

(“Midatech”, “Company” or “Group”)

Corporate update and potential fundraise

Highlights

•	Company in advanced discussions with a new strategic investor regarding a potential substantial investment in the Company and licence to develop the Group’s products in Asia

•	Company awaiting feedback from the FDA on the regulatory path for the Company’s lead product, MTD201, following positive first-in-human Phase I proof of concept exploratory study data received in Q3 2018

•	Scheduled Phase I dose escalation component of MTX110 clinical trial in children with DIPG completed. FDA approval received to administer higher doses due to good tolerability

•	Continued restructuring of the Group’s operation to focus on clinical programs, and further streamline future costs

•	Potential for non-dilutive funding (in the form of loans and grants) to support a significant proportion of expected scale-up costs for the manufacture of MTD201

•	Transition to R&D focused strategy complete, and recent favourable data generated on lead program

Introduction and background

Midatech (AIM: MTPH, Nasdaq: MTP), is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Group has two key therapeutic products currently in clinical development and a comprehensive IP portfolio which includes three proprietary platform drug delivery technologies. These technologies are used for the Group’s own therapies, as well as with partners looking to enable sustained release versions of their own products for use in a broad range of clinical applications.

In particular, the Group’s lead development product, MTD201 (Q-Octreotide), a treatment for carcinoid cancer and acromegaly, a $2 billion market, has recently completed an exploratory bioequivalence clinical trial which indicated that MTD201 compares favourably to the leading product in the market, Sandostatin® LAR® ("SLAR") from Novartis.  The next stage of development for MTD201 is to potentially conduct a pivotal stage study as explained further below.

Since announcement of the Company’s results for the year ended 31 December 2017 on 23 April 2018, Midatech has been working to identify sources of non-dilutive financing to enable the Group to progress its programmes and to meet working capital needs to take the Group through to the next phase of value creation for its key clinical R&D pipeline programs.

The Company sold Midatech Pharma US Inc (“MTP US”) effective as of 1 November 2018 (“Sale”), generating gross initial proceeds of US$13 million and net proceeds of approximately US$4.2 million after repayment of the Group’s outstanding loan to Midcap Financial and other expenses in connection with the Sale, refocussing the business on its potentially high value R&D pipeline.

As announced on the 27 September 2018 and in the circular to Shareholders dated 28 September 2018, seeking approval of the Sale, the attention of Shareholders was drawn to the fact that even with the addition of the net proceeds from the Sale, the cash resources of the Company are limited and that whilst the Board would continue its efforts to secure additional non-dilutive funding, the Company was also exploring access to further equity financing in the near term, including from the UK, US or Europe, in order to support the continued development of the business and the rapid advancement of its key pipeline products MTD201 and MTX110 (for the treatment of diffuse intrinsic pontine glioma), which the Company is striving to bring to market as expeditiously as possible. The Company currently has sufficient working capital for the short term to the end of Q1 2019. For the purpose of evaluating the Company’s available cash runway, the Company has assumed that no element of the potential earn-out payment associated with the Sale (up to US$6million in respect of 2018 and 2019 and which is subject to the achievement by MTP US of 2018 and 2019 net sales performance targets with respect to certain MTP US products, both individually and in the aggregate), will be paid to the Company.

A summary of current trading, including recent restructuring and cost cutting measures taken by the Group, are included in the “Current Trading” section of this announcement.

Proposed Fundraising and Proposed Licence Agreement

The Company has been in very advanced discussions with an Asian based strategic investor who has entered into a non-binding term sheet to provide £8 million in aggregate through a subscription of new ordinary shares in the Company at or around the prevailing price per ordinary share at the time of the transaction (“Proposed Subscription”).

Alongside the Proposed Subscription, completion of which would be conditional on shareholder approval and a waiver of Rule 9 of the Takeover Code, it is anticipated that a company associated with the strategic investors would, upon completion of the Proposed Subscription, enter into a licence agreement in relation to the development and commercialisation of the Group’s pipeline of products in Greater China and certain South East Asian countries. Following Midatech securing future US or European marketing approval for any products, the licensee, a subsidiary of a large Asian based pharmaceutical company would, pursuant to the terms of the proposed licence agreement, be responsible for the cost of development, approval and commercialisation of the Group’s products in the licenced territories. It is proposed that the licence agreement would include reasonable royalty payments, sales-based milestone payments and regulatory milestone following product approval (“Proposed Licence”) by FDA or EMA in the first instance, and then again upon approval by the Chinese FDA.

In addition to the Proposed Subscription, the Company has been in discussions with existing institutional and additional new shareholders to carry out an equity fundraise at or around the prevailing market price per ordinary share (“Proposed Placing”). The Board believe that if possible it would be preferable to establish a clear development pathway for MTD201 (as discussed below) prior to the fundraise. On the basis of a clear development plan (see options 1 and 2 below) the Company has a number of indications of equity support. Shareholders should note that it would be the Company’s intention to allow qualifying retail shareholders to participate in a fundraise alongside a Proposed Placing by way of an open offer (“Proposed Open Offer”). It is currently proposed that all participants in the Proposed Subscription, Proposed Placing and Proposed Open Offer would be granted warrants over new ordinary shares at an exercise price of 50 pence per ordinary share.

There is no certainty that the proposed license agreement or further funding will be forthcoming.

The new ordinary shares and warrants that may be offered have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The new ordinary shares and warrants will be offered only to non-U.S. persons (as such term is defined in Regulation S under the Securities Act) in transactions outside the United States in reliance on Regulation S under the Securities Act.

MTD201 FDA regulatory opinion

MTD201 is a treatment for acromegaly and neuroendocrine (NET) tumours such as carcinoid cancer, and is based on the Company's polymer microsphere technology, Q-SpheraTM for sustained release delivery.  The leading product currently in this $2 billion market is Sandostatin® LAR® ("SLAR") from Novartis, and pursuant to the recent favourable Phase I exploratory study comparing bioequivalence in healthy human volunteers which completed in August 2018, the Directors believe that MTD201 produces a safe and effective sustained delivery profile of Octreotide, with further advantageous characteristics which the Directors believe supports the continued development of a long-acting octreotide product alternative to SLAR for treatment of these diseases.

Previous regulatory guidance in 2017 confirmed the Company’s development plans comprising an exploratory Phase I study and a confirmatory follow-on Pivotal phase to be conducted in healthy volunteers, comparing Midatech’s MTD201 against Novartis’ Sandostatin LAR (“SLAR”) for single dose administration. The planned study design was the same for both the exploratory and pivotal phase studies save that the Pivotal phase study would require a larger number of healthy volunteer subjects. The agreed endpoints for both studies were pharmacokinetic (i.e. monitoring levels of the active drug octreotide in the blood) and pharmacodynamic responses (i.e. monitoring the effects of the active drug octreotide as assessed by levels of growth hormone as they are normalised back to baseline levels with the two treatments respectively). Data from the Phase I study suggest that MTD201 may be an equivalent alternative to SLAR based on pharmacodynamic data, or a differentiated and improved product based on pharmacokinetic data with a favourable, improved and lower variability profile of MTD201 compared to SLAR). Accordingly, in late October 2018 the Company provided a summary of the trial data to the FDA to seek confirmation on the FDA’s original guidance for a single dose registration study in healthy volunteers using pharmacodynamic responses as the primary endpoint (i.e. to pursue development and commercialisation of MTD201 as an equivalent product to SLAR).

Whilst the Directors believe that the original guidance for a study in healthy volunteers will be confirmed, the nature of any regulatory perspectives and opinions cannot be guaranteed, and all options need to be contemplated. The Directors believe there are broadly three key scenarios possible including:

1)	Confirmation of original study design: i.e. single dose, healthy volunteers, endpoints, number of subjects is appropriate. In this scenario and subject to a successful pivotal study and successful scale-up of manufacturing, the Directors believe it may be possible to file a new drug application (“NDA”) in late 2020;
2)	Requirement for multi dose study healthy volunteers: in the Directors opinion this would likely delay NDA submission for MTD201 (subject to successful pivotal study) by approximately 6 months; or
3)	Requirement for a study in patients: depending on the number of patients required, this could significantly increase the costs of a trial and the time to NDA submission. In this scenario, the Company would consider the cost and time implications on the altered trial design and would consider the merits of seeking alternative sources of funding, including potentially earlier partnering to help fund and conduct the trial.

The regulatory request was submitted to the FDA in October 2018, and the board expected to receive FDA feedback in Q4 2018. The board have now been informed that FDA feedback will be received in early Q1 2019. The Company is similarly seeking feedback from the European regulatory agencies, which is expected in Q2 2019.

Conversations in relation to the Proposed Subscription, the Proposed Licence and the Proposed Placing are ongoing, however there is no guarantee that the Company will be able to conclude these discussions on terms or quantum similar to those outlined above or at all. The outcome of these discussions is likely to be concluded following the receipt of feedback from the FDA for which timing is outside the control of the Company.

Shareholders should note that any submission of an NDA for MTD201 would be subject to successful scale up of manufacturing which will require additional funding not covered by the Proposed Subscription, Proposed Placing or Proposed Open Offer. In this respect, the Company is applying for a number of specialised loans and grants, which would support the Group’s manufacturing scale up capabilities. If successful, it is expected that the loan and/or grant will cover up to 75% of the manufacturing scale-up cost of approximately €13 million. The outcome of the loan and grant applications are expected to be known by early H2 2019. The Company manufactures its proprietary platform technologies in house at the Group’s manufacturing facility based in Bilbao, Spain. Whilst significant challenges were experienced in scale up from research scale to clinical trial scale for its programs, these challenges have now been resolved, and all technologies are into the clinic.

Program and pipeline update

Midatech’s lead development product, MTD201 (Q-Octreotide), a treatment for carcinoid cancer and acromegaly based on the Company’s sustained release microsphere technology Q-Sphera, completed a first in human study in August 2018. The results suggested favourable performance of MTD201 versus SLAR, and potentially a better product based on improved clinical profile and attributes including a smaller needle size, simpler and more reliable reconstitution and injection. The company is now seeking FDA feedback for commencing a follow-on study in 2019 to establish MTD201 as either an equivalent product to SLAR with advantageous attributes, or as a differentiated and improved product. This study was also an important validation milestone for Midatech’s Q-Sphera™ technology, demonstrating it to be an exciting new sustained-release delivery platform with several advantages over traditional manufacturing technologies, and is thus an opportunity to potentially use with other follow-on products that could be pursued for development, either internally or with license partners.

MTX110 is Midatech’s other key clinical program using its MidaSolve nanosaccharide inclusion technology for the treatment of diffuse intrinsic pontine glioma (“DIPG”), an ultra-rare cancer suffered by children. MTX110 is a combination complex of the drug panobinostat (the active compound), together with Midatech’s solubilising MidaSolve technology, which allows panobinostat to be administered in liquid form directly into the tumour. This programme entered a first-in-human combined Phase I/II study in May 2018. The study is progressing well, with MTX110 continuing to be very well tolerated by patients to date. As a result, FDA has approved extension of Phase I to evaluate tolerability of higher doses. Interim data and readout of the Phase I safety component of the study is on track for 2019. Following the conclusion of the study, and pending positive study results, the Company may attempt to secure expedited regulatory approval for MTX110. Evaluation of MTX110 for adult brain cancer GBM is also ongoing, and is at early preclinical stage.

In addition to the above priority programs, Midatech’s gold nanoparticle technology MidaCore continues to be evaluated via several research collaborations, including clinically as a drug or peptide delivery platform for autoimmune disease as a vaccine for diabetes with the Phase I study due to read out early 2019, as well as preclinically for solid tumour cancer vaccines and treatments, viral vaccines, and psoriasis treatment.

Current trading

The Directors believe that a number of key deliverables have been achieved during the year under the direction of the new leadership team including refocusing and redirecting the Group’s strategy on its pipeline R&D programs to create valuable assets and maximise the full potential of its product portfolio either via in house commercialisation or with license transactions to partners. In particular, two key clinical programmes (MTD201 and MTX110) entered the clinic with MTD201 completing its exploratory phase study with strong clinical data for the programme as well as providing a strong validation for the underlying Q-Sphera technology. Furthermore, manufacturing is done in-house which allows the Group to maintain control of their intellectual property, know how, costs and project timelines.

The Company has also made extensive efforts into securing long term funding and managing cash flow. This includes divestment of MTP US to raise non-dilutive funding and the possible equity fundraise summarised above. In order to reduce costs, together with the divestment of MTP US, the Group has recently decided to consolidate its GNP research and development operations and closed its Abingdon research facility with the activities incorporated into the Bilbao and Cardiff sites. This is expected to result in a reduction in headcount of approximately 12 people and the closure of the Abingdon office, with activities incorporated into its Bilbao and Cardiff facilities. After one off redundancy costs of approximately £0.5 million, this is expected to result in significant annual cost savings in excess of £1m in future periods. Ongoing GNP programmes will continue with GNP activities picked up in the Cardiff and Bilbao offices, however, no new GNP research will be started until substantial progress has been made with MTD201. However, as noted above the Group has very limited working capital with further funding required in the short term to enable the continued development of the Group’s programmes and to continue as a going concern. The Company currently has sufficient working capital until the end of Q1 2019.

- Ends -

For more information, please contact:

Midatech Pharma PLC

Craig Cook, CEO

+44 (0)1235 888300

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate finance: Freddy Crossley / Emma Earl

Corporate broking: James Stearns

+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Nicholas Brown / Angela Gray

+44 (0)20 3709 5700

midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

+1 339 970 2843

chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo~therapeutics or new immuno~therapeutics, using its three proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

4.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.

5.	MidaCore™ platform: our leading edge gold nanoparticle technology used for targeting sites of disease at the nanoscale ie. i). chemotherapy – improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii). immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells

6.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech is headquartered in Oxfordshire, with an R&D facility in Cardiff and a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com.

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle, sustained release drug delivery or Nano Inclusion platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions and the ability to complete a fundraise or licence agreement on the terms outlined in this announcement or at all. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of any securities in any jurisdiction in which such offer, solicitation or sale is unlawful.